Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

SEC File No.: 001-33259

Date: June 26, 2014

Explanatory Note: This article was posted on www.fool.com on June 17, 2014.

Why the Medtronic-Covidien Merger Is a Perfect Match

By Dan Carroll

June 17, 2014

Acquisitions have been the name of the game in health care this year, but Medtronic’s (NYSE: MDT ) shocking buy of device maker Covidien (NYSE: COV ) over the weekend sent quakes rippling throughout the medical device industry. The $43 billion deal, the largest in medical device history, adds serious strength to Medtronic’s portfolio, already the largest by revenue among pure medical device players.

But this deal’s not just about Medtronic’s size and strength in the device industry. It’s also a major step forward for a company that’s struggled to generate consistent growth — and an open window into new growth opportunities and cost savings that only will brighten this company and stock’s long-term future.

New growth awaits

It’s no secret that Medtronic’s stock could use a lift. The company’s as stable a business as they come in the medical device sector, but pricing pressure and stiff competition in the firm’s core cardiac device business has stifled growth in recent quarters. While Medtronic’s long-term future looks stout, its stock has trailed top competitors in this industry such as Boston Scientific (NYSE: BSX ) and St. Jude Medical (NYSE: STJ ) significantly over the past year.

Buying Covidien, however, opens up a new array of product areas to compete in without reaching too far from Medtronic’s own core businesses. Covidien’s a major player in the surgical tools industry: It’s the company’s largest business by revenue, and it chalked up 4% sales growth in the company’s most recent quarter. While Medtronic owns its own small surgical device segment that saw 10% growth in its most recent quarter, Coviedien’s business dwarfs its unit in sales by a factor of four.

Covidien has also made moves recently in unearthing new growth opportunities via its own acquisitions that should pay dividends to Medtronic down the road. The former’s purchase of endoscopic device innovator Given Imaging — an $860 million deal that closed just this February — was already projected to add $50 million in quarterly revenue. Given’s PillCam, an imaging capsule that can snap photos inside the body after being swallowed, offers a less-invasive opportunity in a market that’s growing around the world.

Research firm MarketsandMarkets projected that the worldwide endoscopic tools market will grow from more than $28 billion in 2013 to nearly $38 billion by 2018. Innovation is a key to market share growth and sales gains in this fast-paced industry, and Covidien — and now Medtronic — have a powerful weapon courtesy of Given’s PillCam, which is approved in dozens of countries, including the U.S.

That also comes with another advantage, however: MarketsandMarkets projects the endoscopic market to boom overseas in Asia, and Medtronic has been upfront about its desire to increase its international gains, particularly in emerging markets. Covidien racked up nearly 15% of its total sales from emerging markets in its most recent quarter and notched 14% operational revenue growth from developing economies. The company’s surgical tools division has been a big driver there, reeling in 18% operational growth in emerging markets in its past six months. That’s a bonus to Medtronic’s purchase of China’s Kanghui Holdings, an orthopedics and surgical tools maker, back in 2012 in a deal worth more than $800 million.

Between beefing up its innovation, expanding its reach across the medical device field, and increasing its presence in emerging markets, Medtronic’s growth potential opens up sharply with Covidien in the fold. Yet the greatest impact for the world’s largest pure medical device player won’t be felt in the coming quarters, but in the long-term future, where Covidien’s addition strengthens an already promising road ahead.

Firming up the foundation

Hospital budgets in the U.S. have been stretched thin from health care reform and more, and pricing pressure has slammed growth in Medtronic’s cardiac device business, its largest unit by sales. The company saw its Cardiac and Vascular Group revenue inch higher by a mere 1% in its most recent quarters — a trend that’s hit rivals across the industry. Competitors St. Jude Medical and Boston Scientific have each dealt with sluggish or sliding sales: St. Jude’s own vascular products group saw sales nose down by 1.7% in its most recent quarter, while revenues from core products such as defibrillators have struggled to make much traction. Boston Scientific managed 2% growth in its cardiovascular group in its last quarter, but overall revenue growth has been elusive.

While Covidien’s buy won’t solve that problem overnight for Medtronic, it will add significant muscle through its own vascular products division — which has similarly struggled with substantial growth. That won’t excite investors much in the near term, but it will bolster Medtronic’s size advantage over its chief competitors like Boston Scientific and St. Jude.

That’s a much more critical opportunity in light of the aforementioned pricing pressure from hospitals and payers. Medtronic’s size and newfound breadth will give it more leverage in negotiating with cost-conscious hospitals, particularly by allowing them to concentrate purchases with fewer suppliers and capitalizing on economies of scale. The savings aren’t just for the buyers, either: Medtronic and Covidien figure that their combined firm will rack up $850 million in annual savings by 2018.

Of course, no analysis of this buy is complete without mentioning Medtronic’s move to incorporate abroad. By purchasing Covidien, Medtronic’s on the cusp of unlocking tax savings in corporate-friendly Ireland, continuing an offshoring trend in the health care sector that Pfizer and AstraZeneca made front-page news over in the former’s failed attempt to acquire the latter.

While Medtronic has played up its innovation and investment advantages in this deal rather than discussing the overseas incorporation in depth, there’s no doubt that moving abroad will benefit the company — and investors — in the long run. Medtronic’s built up a veritable gold mine of offshore holdings over the years, with more than $20 billion in untaxed cash overseas, according to Bloomberg. Making the most of that cash pile, whether through smart investments (the company specifically mentioned that it plans $10 billion in U.S. R&D investment over the next decade) or by returning value to shareholders, will delight long-term investors.

Analysts also have pointed out the strength in synergies and to free cash flow that the deal will create for Medtronic, helping this dividend aristocrat keep up with yearly dividend increases for the forseeable future. Growth opportunities aside, Medtronic’s already one of the top dividend stocks in the health care sector. Adding more ammunition to the stock’s 1.8% yield only makes this merger more attractive in the long run.

Upside in the long run

Covidien’s purchase won’t shake up Medtronic’s financials overnight, but the impact from this monumental deal will shake up the firm’s future for a long time to come. Medtronic’s new growth opportunities, both in expanded product areas and in overseas growth, will help to bolster a product portfolio that’s struggled to delight investors recently. The moves will only help the company gain an advantage in negotiating pricing with hospitals — and through cost savings, will keep its sweet dividend growing in the long run. For investors in both companies, this deal’s a huge hit.

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.